The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on June 7, 2007 for action to be taken.

2007 VOTING INSTRUCTIONS                                                 AMERICAN DEPOSITARY SHARES

Stolt-Nielsen S.A. (the "Company")

CUSIP No.:	861565109.
ADS Record Date:	May 15, 2007.
Meeting Specifics:	Annual General Meeting - June 14, 2007 at 2:00 P.M. (local time) at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.
Meeting Agenda:	Please refer to the Issuer's Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of September 9, 2002.
Deposited Securities:	Common shares no par value, of the Company.
Custodian:	DnB Nor Bank ASA, Oslo, Norway.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

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Stolt-Nielsen S.A.                                                                                                                                                                                                            2007

Issue	FOR	AGAINST	ABSTAIN
1. Approval of the Annual Meeting Date.	☐	☐	☐
2. Approval of Financial Statements.	☐	☐	☐
3. Determination of Dividends.	☐	☐	☐
4. Discharge of Directors and Statutory Auditors.	☐	☐	☐
5. Approval of Cancellation of Issued Shares held in Treasury	☐	☐	☐
6. Reduction of Authorized Capital/Suppression of Shareholders Preemptive Rights.	☐	☐	☐
7. Approval of Authorization of Share Repurchases.	☐	☐	☐
8. Election of Directors.
(a) Jacob Stolt-Nielsen	☐	N/A	☐
(b) Niels G. Stolt-Nielsen	☐	N/A	☐
(c) Roelof Hendriks	☐	N/A	☐
(d) James B. Hurlock	☐	N/A	☐
(e) Håkan Larsson	☐	N/A	☐
(f) Christer Olsson	☐	N/A	☐
(g) Jacob B. Stolt-Nielsen	☐	N/A	☐
(h) Christopher J. Wright	☐	N/A	☐
9 Election of Jacob Stolt-Nielsen as Chairman of the Board of Directors.	☐	N/A	☐
10. Election of Independent Auditors and Statutory Auditors.	☐	☐	☐

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

 Please sign your name to the Voting Instructions exactly as printed below.  When signing in a fiduciary or representative capacity, give full title as such.  Where more than one owner, each MUST sign.  Voting  instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

Please sign here exactly as your name(s) appear(s) to the left.

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Dated____________________________________________________________

When signing as attorney, executor, administrator, trustee, guardian or in another representative capacity, please give full title.

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